UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

 Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 001-31739

GAMMON GOLD INC.
(Translation of registrant's name into English)

1701 Hollis Street
Suite 400, PO Box 2067
Halifax, Nova Scotia  B3J 2Z1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON GOLD INC.

Date: August 9, 2010	By: /s/ Rene Marion Rene Marion President & CEO

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report dated August 9, 2010

EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1   –   Name and Address of Company:

Gammon Gold Inc. (the “Company”)
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2   –   Date of Material Change:

August 6, 2010

Item 3   –   News Release:

A news release was disseminated over Canada NewsWire on August 6, 2010.

Item 4   –   Summary of Material Change:

The Company will record a good will and asset impairment charge of US$193.3 million in the second quarter ending June 30, 2010.

Item 5   –   Full Description of Material Change:

5.1              Full Description of Material Change

The Company's decision to suspend operations at the El Cubo mine indefinitely was considered a triggering event for the purpose of assessing whether the carrying value of the El Cubo mine’s long-lived assets and goodwill were impaired.  As a result, the Company conducted a long-lived asset impairment test whereby future life of mine cash flows reflecting recent union productivity experience were determined and compared to El Cubo's carrying value. Based on this test, the Company will record a goodwill and asset impairment charge of US$193.3 million in the second quarter ending June 30, 2010. The remaining carrying value of the El Cubo mine’s long-lived assets will be US$60.9 million. While the charge will reduce second quarter reported earnings by US$193.3 million, it is a non-cash accounting adjustment and will not affect reported cash flows, cash balance, or proven & probable reserves.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6   –   Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7   –   Omitted Information:

Not applicable.

Item 8   –   Executive Officer:

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9   –   Date of Report:

August 9, 2010